CARTER LEDYARD & MILBURN LLP
                               COUNSELLORS AT LAW
                                  2 WALL STREET
                            NEW YORK, N.Y. 10005-2072
                                   -----------

                               TEL: (212) 238-8605
                               FAX: (212) 732-3232



                                 April 19, 2005



VIA EDGAR
---------

Mr. Brad Skinner
Branch Chief - Accounting
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 0406
Washington, D.C. 20549-0506

                      Re:  Attunity Ltd
                           Amendment No. 4 to Form F-3
                           filed November 22, 2004
                           File No. 333-119157
                           -------------------


                           Amendment No.1 to Form 20-F
                           Annual Report For the Period Ended
                           December 31, 2003 Filed
                           on November 22, 2004
                           File No. 0-20892
                           ----------------


Dear Mr. Skinner:

     On behalf of our client, Attunity Ltd (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Ofer Segev, Chief Financial Officer of the Company, dated April 8, 2005 (the "Comment Letter"), with respect to Amendment No. 3 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on behalf of the Company on March 17, 2005 (the "Registration Statement").

     Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing the pre-effective Amendment No. 4 to the Registration Statement amending the Registration Statement's disclosure as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

     General
     -------

     1. Please note that the comments issued to you in our staff comment letter dated March 24, 2005 concerning your Form 20-F annual report for the year ended December 31, 2003 will need to be resolved prior to the desired effective date for this Form F-3 registration statement.

     The Company acknowledges that all issues related to the Staff comments will need to be resolved prior to the effective date of this Form F-3 Registration Statement. The Company has responded to the Staff's comments to its Form 20-F annual report for the year ended December 31, 2003 in its filing with respect to Pre-effective Amendment No. 1 to Registration Statement 333-122937.

     2. Revise to include updated annual financial information. See Item 6 of Form F-3 and Item 8.A.4 of Form 20-F.

     The Company has filed its annual financial statements for the year ended December 31, 2004 on March 31, 2005. These financial statements have been incorporated by reference into the Form F-3.

     Form 20-F/A

     Operating and Financial Review and Prospects, page 18

     General
     -------

     3. Disclosure in your 2002 20-F indicates that the BPI product as under development as of the end of 2002 and suggests that you expected BPI to represent a significant product offering in future periods. However, your disclosure does not appear to indicate that you had been experiencing delays in the development: of BPI. Additionally, your disclosure does not appear to indicate that factors including the development delays and increased competition from superior products had led you to significantly reduce your projections for future revenue from the BPI product. To the extent that similar trends or uncertainties with respect to develop or in-process products or projects exist in future periods, disclose these trends or uncertainties and discuss the impact that they may have on your financial condition or results of operations. See SEC Release No. 33-8350.

     The Company will comply with SEC release No. 8350 in all future filings.


      Financial Statements
      --------------------
      Notes to Consolidated Financial Statements
      ------------------------------------------
      Note 2:- Significant Accounting Policies page F-12
      --------------------------------------------------
      Research and Development Costs
      ------------------------------

     4. Your response to prior comment number 7 from our letter dated February 15, 2005 indicates that "capitalized software costs are amortized on a straight-line basis (which is greater than the amount computed using the ratio that current gross revenues for the product bear to the total of current and anticipated future gross revenues for the product)." Separately, your response to prior comment number 6 from that letter indicates. that, to date, straight-line amortization has been greater than amortization based on the ratio of current revenue to projected total revenue. This suggests that you are consistently overestimating the amount of total revenue attributable to developed software products. In view of this, supplementally explain your basis for concluding that your estimates of future revenues are reasonable and reliable for purposes of determining amortization amounts and assessing the realizability of unamortized amounts. As part of your response provide copies or summaries of your amortization calculations for each of your three most recent years. Include sufficient detail to demonstrate how the amount of annual amortization for each product was determined. Clearly indicate current and expected future revenue for each product for each period.

     The Company advises the Staff that it has only one product, Attunity Connect, which has been amortized during each of the three years in the period ended December, 31, 2004. The Attunity Connect product has been enhanced over the years. The enhancements represent additional connectivity features and functionality to the basic product. The most updated version includes much of the same core technology that was used in the original product and is based on such product. Since the product is consistently being upgraded (i.e., new versions include additional features), its life including enhancements, exceeds five years. Although the Attunity Connect product is not subject to rapid technological change because it connects legacy systems, the enhancements to the product are made in response to technological changes in the market. These enhancements enable the product to connect to a wider variety of databases than was possible in previous versions, and thus, a new version actually supersedes the old version of the product and adds availability of database connectivity. In other words, the new version leaves the old version intact but includes additional connectivity features. These enhancements extend the product's life considerably (and failure to perform the enhancements may cause the market for the product to diminish and not be competitive in the marketplace).

     The Company's revenue projections include all future revenues based on the enhanced Attunity Connect product. These revenue projections are based on the assumption that the market for the Attunity Connect product will increase over the years and that the product would be enhanced along with technological developments in this field in order to maintain the Company's market share. In the industry in which the Company operates (data integration), it is impossible to project the revenues from an initial product without taking into account that the product will be enhanced. This assumption is inherent in every revenue projection the Company makes. Management believes that the revenue stream from the Attunity Connect product will extend beyond 2008, but did not include additional years in the projections because the projections become less reliable over time. As a result, management does not believe it is appropriate to extend the estimated life for purposes of amortization beyond a period that it can make reliable projections of revenue.

     By considering future enhancements, the revenue from the Attunity Connect product is projected to increase because of additional connectivity features and functionality. The Company's approach has been to consider revenue from enhancements less the costs to develop those enhancements as part of future revenue. This approach results in an increase in revenue over time. Consequently, the straight-line method reasonably can be expected to result in greater amortization than using the revenue curve. Management expects a decrease in revenue at a point when the Company decides to sunset the current product. The Company currently has no plans to sunset the Attunity Connect product.

     The following table summarizes the actual revenues and expected revenues for the Attunity Connect product for the years ended December 31, 2002, 2003 and 2004 respectively and the related calculation of amortization based on the straight-line method versus the ratio between actual gross revenues to total expected future revenue. It should be noted that future revenue is based on the assumption that the product will be enhanced along with the market's requirements. Accordingly, the Company deducted from its projected revenues the estimated costs of future enhancements. The Company's method of computing amortization is to amortize each layer of costs over the estimated life of the enhancement, currently five years. That is at the end of the first five years the oldest costs will be fully amortized.

        2004
        Connect Revenues                    2004A          2005E          2006E          2007E          2008E
        Direct Licenses                     4,526,000      8,490,000     13,335,000     21,103,000      33,254,000
        Distribution & OEM                  2,696,000      3,200,000      4,200,000      5,200,000       6,200,000
        Maintenance                         3,605,000      4,239,000      5,181,000      6,266,000       7,513,000
        Enhancements cost                                 (3,469,000)    (4,857,000)    (6,557,000)     (8,852,000)
        Total Connect Revenues             10,827,000     12,460,000     17,859,000     26,012,000      38,115,000
        Revenue Ratio                          10.28%
        Straight-line                          20.00%

        2003
        Connect Revenues                    2003A          2004E          2005E          2006E          2007E

        Direct Licenses                     2,990,000      4,731,000      5,381,000      7,128,000       9,266,000
        Distribution & OEM                  2,881,000      5,329,049      6,864,000      8,897,000      10,722,000
        Maintenance cost                    2,960,000      3,635,104      4,725,000      6,140,000       7,675,000
        Enhancements cost                                 (3,147,000)    (3,992,000)    (4,603,000)     (5,115,000)
        Total Connect Revenues              8,831,000     10,548,153     12,978,000     17,562,000      22,548,000
        Revenue Ratio                          12.19%
        Straight-line                          20.00%

        2002                                2002A          2003E          2004E          2005E          2006E
        Connect Revenues

        Direct Licenses                     3,116,000      5,135,369      5,700,000      6,880,000      10,150,000
        Distribution & OEM                  3,099,000      4,420,451      6,051,531      6,723,399       7,911,590
        Maintenance                         3,015,000      2,175,402      2,867,766      3,366,841       4,104,145
        Enhancements cost                                 (3,100,000)    (3,100,000)    (3,300,000)     (3,700,000)
        Total Connect Revenues              9,230,000      8,631,222     11,519,297     13,670,240      18,465,735
        Revenue Ratio                          15.00%
        Straight-line                          20.00%



     The following table illustrates the results of the calculations of the amortization according to the revenue curve method versus the straight-line method based on our actual results. We would like to note that based on the Company's actual results the amortization would have been higher under the straight-line method than under the revenue curve method.

2000                               2000A          2001A          2002A         2003A          2004A
Connect Revenues                   7,265,000      7,707,000      9,230,000     8,831,000     10,827,000
Accumulated (revenue ratio)           16.56%         34.13%         55.17%        75.31%        100.00%
Accumulated (straight-line)           20.00%         40.00%         60.00%        80.00%        100.00%

2001                               2001A          2002A          2003A         2004A          2005E
Connect Revenues                   7,707,000      9,230,000      8,831,000    10,827,000     12,460,000
Accumulated (revenue ratio)           15.71%         34.53%         52.53%        74.60%        100.00%
Accumulated (straight-line)           20.00%         40.00%         60.00%        80.00%        100.00%

2002                               2002A          2003A          2004A         2005E          2006E
Connect Revenues                   9,230,000      8,831,000     10,827,000    12,460,000     17,859,000
Accumulated (revenue ratio)           15.59%         30.51%         48.80%        69.84%        100.00%
Accumulated (straight-line)           20.00%         40.00%         60.00%        80.00%        100.00%

2003                               2003A          2004A          2005E         2006E          2007E
Connect Revenues                   8,831,000     10,827,000     12,460,000    17,562,000     26,012,000
Accumulated (revenue ratio)           11.67%         25.97%         42.44%        65.63%        100.00%
Accumulated (straight-line)           20.00%         40.00%         60.00%        80.00%        100.00%

     5. We note the projected cash flows related to the Attunity Connect product provided as part of your response to prior comment number 6. These projections call for increases in direct license revenue in excess of 50% for each of the next four years, and project total direct license revenue for 2008 that is in excess of seven times larger than the actual amount for 2004. Supplementally, explain to us your basis for concluding that these estimates are reasonable. As part of your response, describe any objective evidence you relied onto produce these projections. Additionally, explain how this revenue pattern is consistent with a five year economic life.

     Management believes that it has the experience, product offerings and market size (IDC projects the Data Integration market to be $10.9 billion in 2007) to meet the current projections. Since replacement of management in September 2004 the Company's sales force was revamped, management has been successful in securing new strategic partners, increasing revenues from existing partners and expanding its distribution network by increasing its strategic initiatives. As a result, internal targets were met including those of the first quarter of 2005. As such, management believes that revenues will increase significantly in future years.
It should be noted that in the two quarters subsequent to the change in management license revenues have increased significantly. Revenues in the first quarter of 2005 have increased by 40% compared to the first quarter of 2004 and by 33% compared to fourth quarter of 2004. As of today management believes it is on track to meet the 2005 revenue targets. It should be noted that the enclosed projections are not prepared merely as a justification for the net realizable value of capitalized software, they are the long-term financial plan of the Company from which the 2005 detailed budget was prepared and approved by the Board of Directors of the Company. We would like to note that these projections are subjective in nature and are based on management's evaluation of the facts and circumstances to the best of its understanding.

     In addition, since every enhancement is based on the previous versions, and actually includes some of the same code as the previous versions with add-on features, it would not be appropriate to assume that development costs relating to previous versions should be written off when a new version is released, as these enhancements do not have value on a stand alone basis but rather the value proposition of the product is attributable to the Company's ability to offer all these enhancements / databases connectivity in one product. The add-on features in the new versions enable the Company to sell to a broader group of potential customers and therefore results in further sales growth. Accordingly, the Company views the initial product and its enhancements as one, for the purpose of projecting revenues and net realizable value.

     Management believes the life of the Attunity Connect product (including enhancements) exceeds five years; however, the Company's revenue is projected for the next five years since that is the period for which management can make reliably dependable estimates. The Company amortizes each version over a period of five years since that is the period in which the connectivity to the additional databases and platforms included in the new enhancement is mostly utilized.

     6. We note your statement that the national office of Ernst & Young has reviewed your accounting policies with respect to SFAS no. 86. Please provide us with the name and telephone number of the person in the E&Y national office whom you consulted with.

     The Company supplementally advises that Staff that its accounting policies with respect to SFAS No. 86 were reviewed by Patricia LaValle from Ernst & Young's national office. Patricia LaValle's telephone number is (212) 773-0165.

     7. Based on information provided in your response to comment number 6 from our letter dated February 15, 2005, we understand that you developed and released four different versions of Attunity Connect between the fourth quarter of 2002 and the fourth quarter of 2004. Separately, we note disclosure under the risk factors section of your most recent 20-F indicating that you operate in a market characterized by rapid technological change. In view of these factors, supplementally explain to us your basis for concluding that five years represents a reasonable estimated economic life for your capitalized software development costs. Identify any objective evidence you have relied on to support this amortization period.

     The Company advises the Staff that it believes that five years represents a reasonable estimated economic life of its software. In order to estimate the economic life of the product the following factors were taken into account:

     1. An estimate of the product life cycle - The first version of the product released in 1996 worked on the OpenVMS , Windows and Unix platforms and with the Oracle, RMS and RDB databases. Over the next few years additional platforms were added to the product, more versions of Unix, Tandem (Non stop), NT, AS/400 and Mainframe. Additional databases such as Oracle, Sybase, Informix, VSAM, DB2, IMS and Adabas were also added to the product. All the components that were developed over the years comprise the product today and are currently being sold by the Company. One of the competitive advantages of the Attunity Connect product is its ability to support many databases and platforms. The product is used to maximize the utilization of existing legacy systems (Mainframe, Tandem, Open VMS, etc.) for the purpose of continued use of these systems for a long time. The foundation part of the product, which is the connectivity to the legacy systems, did not change since its development because the systems that it connects to do not change. The main purpose of the product is to breathe new life into legacy systems. The Company still generates significant revenues from parts of the product that were developed more than 5 years ago. As such, the Company believes the product has an economic life of at least 5 years.

     2. Life of the underlying software code A significant part of the software code in the latest version of the product was developed more than 5 years ago and some of it is 10 years old. The Company has no plans to change this part of the code as it mainly relates to the connectivity layer of the product that is installed on the legacy platforms and databases. By nature, basic legacy systems don't change. With the Attunity Connect product those legacy systems provide the user the ability to use new technologies such as web access and business intelligence (BI) tools without replacing those systems. The product bridges the gap between old and new technologies.

     3. Rate of technological obsolescence -In order for the product to stay competitive the Company enhances the product by adding capabilities to connect to new versions of databases and operating systems when they are released, by making the product more user friendly, easier to install and operate, by having higher scalability and by adding features such as Change Data Capture (version 4.6) which identifies changes in databases and moves them to a data warehouse. Accordingly, whether the product has been marketed since 1996, it is expected to be marketed in future years.

     Although the determination of the useful life of the Attunity Connect product is subjective in nature, management believes that based on the above and based on its experience, a life of five years fairly represents the estimated useful life of the product.

          Note 5: - Software Development Costs, page F-21
          -----------------------------------------------

     8. Supplementally, explain to us what happens, both operationally and from a cost accounting stand point, to prior versions of your products when new versions are released. As part of your response, tell us whether you continue to sell or otherwise market prior versions. Additionally, explain how your accounting complies with questions 23 through 25 of the FASB Staff Implementation Guide to S:FAS 86.

     The Company supplementally advises the Staff that once a new version of the product has been released, the prior version generally will not be marketed or available for sale as a more enhanced product has been released to the market. That is since the new version includes all the features of the previous product, just with additional features, causing the old version to provide less availability of databases connectivity to the customer.

     Question 23 to the FASB Staff Implementation Guide to SFAS 86 states that "If the original product will no longer be marketed, any unamortized cost of the original product should be included with the cost of the enhancement for purposes of applying the net realizable value test and amortization provisions." According to the above, the unamortized costs of the previous version(s) are added to the costs of the enhancement for subsequent calculations of amortization and net realizable value and the estimated life of the new total gets reset. Typically the same life is used as the one used before the enhancement. Under this method from a mathematical perspective the costs of prior versions would never be completely amortized as long as new enhancement costs are capitalized before all prior costs are amortized. This can cause a tendency, over time, for the capitalized costs to grow disproportionately to the product that is being sold. The Company amortizes each layer of costs capitalized over an estimated useful life of five years, so that at the end of the first five years costs related to the oldest costs are fully amortized and thus no costs are carried over for an indefinite period. In other words, only development costs of versions capitalized in the recent five years are still unamortized. We believe that this method takes into account the changes to code that are made over time. Although some of the code from our core product is still in the current product it is not practical to assign specific costs to specific lines of code.

     According to the answer of Question 24 to the FASB Staff Implementation Guide to SFAS 86, costs of a product enhancement should be amortized over the enhancement's estimated useful life. The Company amortizes the capitalized software development costs of the enhancement over its estimated useful life. We estimated the useful life as five years since to the best of our estimates that is the period in which the connectivity to the additional databases and platforms included in the new enhancement is mostly utilized.

     The Company supplementally advises the Staff that it has capitalized software development costs for each enhancement only after technological feasibility has been established for that specific enhancement. It should be noted that in some versions technological feasibility is established relatively early in the software process since the detailed program design is mostly based on that of prior versions and only some modifications are required to the already existing detailed program design from prior versions in order to establish technological feasibility.

     9.   Supplementally,   provide  a  schedule  of  gross  and  net   software
          development costs, by product, as of each of your two most recent fiscal year ends.

     The following table summarizes gross and net software development costs by product for each of the last two most recent fiscal years:

                                                            2003        2004
                                                        ---------   ---------

          Attunity Connect
          -----------------------------------------
          Total research and development costs           $3,011      $3,003
          Less amounts capitalized                        1,520       1,574
                                                        ---------   ---------
          Research and development costs, net             1,491       1,429

          BPI
          -----------------------------------------
          Total research and development costs               73            0
          Less amounts capitalized                           73            0
                                                        ---------   ---------
          Research and development costs, net                  0           0

          Carmel
          -----------------------------------------

          Total research and development costs                 0         46
          Less amounts capitalized                             0          0
                                                        ---------   ---------
          Research and development costs, net                  0         46

     The amount not capitalized relates to costs that do not qualify for capitalization such as, bug fixes, additional quality assurance after version release, general R&D management, version management and IT support for the R&D computers and minor product enhancements that do not qualify for capitalization.

     Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                             Very truly yours,

                                             /s/Steven J. Glusband
                                             Steven J. Glusband
SJG:tco
Enclosures

cc:  Ofer Segev, Chief Financial Officer, Attunity Ltd